1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC October 2007 Sales Report
SIGNATURES

TSMC October 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — November 9, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for October 2007: on an unconsolidated basis, sales were NT$31,725 million, an increase of 11.3 percent over September 2007 and an increase of 18.2 percent over October 2006. Revenues for January through October 2007 totaled NT$254,384 million, a decrease of 4.7 percent compared to the same period in 2006.
On a consolidated basis, net sales for October 2007 were NT$ 32,606 million, an increase of 10.7 percent over September 2007 and an increase of 20.6 percent over October 2006; revenues for January through October 2007 totaled NT$261,377 million, a decrease of 3.0 percent compared to the same period in 2006.
“TSMC guidance for the fourth quarter 2007, announced on October 25, 2007, remains unchanged,” said Lora Ho, VP and Chief Financial Officer of TSMC.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
October	31,725	26,850	18.2
January through October	254,384	266,796	(4.7)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2007*	2006	Increase (Decrease) %
October	32,606	27,032	20.6
January through October	261,377	269,476	(3.0)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 09, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Oct	Net sales	31,724,814	26,850,496
Jan — Oct	Net sales	254,383,935	266,796,436
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Oct	Bal. as of period end
TSMC	100,254,974	—	—
TSMC’s subsidiaries	32,020,043	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Oct	Bal. as of period end
TSMC	125,318,718	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	2,615,940	41,678,010	—	—
	Mark to Market Profit/Loss	(143,052)	308,147	—	—
Expired Contracts	Notional Amount	15,430,737	202,547,170	1,310,840	1,310,840
	Realized Profit/Loss	(62,721)	(666,584)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
				Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	31,451	—	—	—
	Mark to Market Profit/Loss	198	—	—	—
Expired Contracts	Notional Amount	280,691	—	—	—
	Realized Profit/Loss	1,715	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 9, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer